Exhibit 99.2

Centogene N.V.

Unaudited consolidated statements of comprehensive loss

(in EUR k)

	For the three months ended June 30		For the six months ended June 30
	2022	2021* (Revised)	2022	2021* (Revised)
Revenue	11,198	9,209	21,389	19,002
Cost of sales	6,586	6,617	13,036	12,825
Gross profit	4,612	2,592	8,353	6,177
Research and development expenses	4,457	4,053	9,071	8,388
General administrative expenses	9,378	10,494	17,284	22,090
Selling expenses	2,798	1,942	5,192	3,891
Impairment of financial assets	—	544	—	615
Gain on reversal of financial asset impairment	1,035	—	919	—
Other operating income	657	1,276	1,390	1,642
Other operating expenses	506	2	507	36
Operating loss	(10,835)	(13,167)	(21,392)	(27,201)
Changes in fair value of warrants	1,401	—	1,639	—
Interest and similar income	—	—	1	—
Interest and similar expense	2,278	175	3,137	434
Financial costs, net	(877)	(175)	(1,497)	(434)
Loss before taxes from continuing operations	(11,712)	(13,342)	(22,889)	(27,635)
Income tax expenses	175	124	179	124
Loss for the period from continuing operations	(11,887)	(13,466)	(23,068)	(27,759)
Net income from discontinued operations, net of tax	1,539	5,110	6,140	14,338
Loss for the period	(10,348)	(8,356)	(16,928)	(13,421)
Other comprehensive income/(loss), all attributable to equity holders of the parent	(71)	(191)	23	(70)
Total comprehensive loss	(10,419)	(8,547)	(16,905)	(13,491)
Attributable to:
Equity holders of the parent	(10,145)	(8,559)	—	(13,537)
Non‑controlling interests from continuing operations	—	—	(16,658)	—
Non‑controlling interests from discontinued operations	(274)	12	(247)	46
	(10,419)	(8,547)	(16,905)	(13,491)
Net loss per share - Basic and diluted from (in EUR)
Continuing operations	(0.44)	(0.61)	(0.88)	(1.24)
Loss attributable to parent	(0.38)	(0.38)	(0.64)	(0.60)

*The comparative numbers have been re-presented as a result of the discontinued operations.

Centogene N.V.

Unaudited consolidated statements of financial position

(in EUR k)

Assets	June 30, 2022	Dec 31, 2021	Jan 1 2021
		Revised	Revised
Non‑current assets
Intangible assets	7,576	9,194	12,407
Property, plant and equipment*	7,217	9,464	16,590
Right-of-use assets	17,059	18,904	22,120
Other assets	2,972	2,972	1,967
	34,824	40,534	53,084
Current assets
Inventories	2,154	3,869	11,405
Trade receivables and contract assets*	15,716	23,646	29,250
Other assets	3,954	5,453	8,286
Cash and cash equivalents	33,515	17,818	48,156
	55,339	50,786	97,097
	90,163	91,320	150,181

Equity and liabilities	June 30, 2022	Dec 31, 2021	Jan 1 2021
		Revised	Revised
Equity
Issued capital	3,250	2,708	2,654
Capital reserve	144,027	133,897	125,916
Accumulated deficit and other reserves*	(126,171)	(109,414)	(63,477)
Non‑controlling interests	(54)	193	95
	21,052	27,384	65,188
Non‑current liabilities
Non‑current loans	23,632	—	401
Lease liabilities*	13,770	15,394	17,677
Deferred tax liabilities	49	79	207
Government grants	7,305	8,028	8,950
Other liabilities*	—	1,018	640
Warrants liability	1,194	—	—
	45,950	24,519	27,875
Current liabilities
Government grants	1,351	1,368	1,342
Current loans	1,730	3,815	2,492
Lease liabilities*	2,713	3,330	3,528
Trade payables	4,757	11,252	31,736
Liabilities from income taxes	124	178	58
Other liabilities*	12,486	19,474	17,962
	23,161	39,417	57,118
	90,163	91,320	150,181

* Property, plant and equipment and lease liabilities as of December 31, 2021 and Trade receivables and contract assets and other liabilities as of December 31, 2021 and January 1, 2021 have been revised. Refer to Note 2 – Revision of previously issued financial statements.

Centogene N.V.

Unaudited consolidated statements of cash flows

(in EUR k)

	For the six months ended June 30
	2022	2021* (Revised)
Operating activities

Loss before taxes from continuing operations	(22,889)	(27,635)
Income before taxes from discontinued operations	6,153	14,338
Loss before taxes	(16,736)	(13,297)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	5,958	6,670
Interest income	(1)	—
Interest expense	3,137	471
Expected credit loss allowances on trade receivables and contract assets	—	675
Gain on revaluation of credit loss allowance on trade receivables and contract assets	(919)	—
Gain on disposal of property, plant and equipment	(683)	—
Share‑based payment (true up)/ expenses	(1,386)	4,276
Fair value adjustments of warrants	(1,639)	—
Tax expense	192	124
Other non‑cash items	(580)	126

Changes in operating assets and liabilities
Inventories	1,715	2,124
Trade receivables and contract assets	8,849	10,370
Other assets	1,499	328
Trade payables	(6,495)	(17,722)
Other liabilities	(8,060)	(1,975)

Thereof cash flow (used in) continuing operating activities	(22,504)	(16,603)
Thereof cash flow from discontinued operating activities	7,355	8,773
Net cash flow (used in) operating activities	(15,149)	(7,830)

Investing activities

Cash paid for investments in intangible assets	(151)	(2,089)
Cash paid for investments in property, plant and equipment	(843)	(2,696)
Cash received for disposal of property, plant and equipment	779	—

Thereof cash flow (used in) continuing investing activities	(994)	(2,397)
Thereof cash flow from/(used in) discontinued investing activities	779	(2,388)
Cash flow received/ (used in) investing activities	(215)	(4,785)

Financing activities
Cash received from issuance of shares	12,058	—
Cash received from issuance of warrants	2,833	—
Cash received from loans	21,695	1,769
Cash repayments of loans	(148)	(185)
Cash repayments of lease liabilities	(2,241)	(2,263)
Interest received	1	—
Interest paid	(3,137)	(82)

Thereof net cash flow from/(used in) continuing financing activities	31,542	(404)
Thereof net cash flow (used in) discontinued financing activities	(481)	(357)
Net cash flow from/ (used in) financing activities	31,061	(761)

Changes in cash and cash equivalents	15,697	(13,376)
Cash and cash equivalents at the beginning of the period	17,818	48,156
Cash and cash equivalents at the end of the period	33,515	34,780

* The comparative numbers have been re-presented as a result of the discontinued operations

1 Segment information

in EUR k	For the three months ended June 30, 2022
	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	3,653	7,545	—	11,198

Adjusted EBITDA	1,472	2,005	(9,413)	(5,936)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	12	713	34	759
Additions to intangible assets	70	—	37	107

Other segment information
Depreciation and amortization	124	512	1,513	2,149
Research and development expenses	—	—	4,457	4,457

in EUR k	For the three months ended June 30, 2021
	Pharmaceutical	Diagnostics*	Corporate	Total
Total Revenues from contracts with external customers	2,831	6,378	—	9,209

Adjusted EBITDA	647	278	(9,543)	(8,618)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	3	—	105	108
Additions to intangible assets	241	—	522	763

Other segment information
Depreciation and amortization	410	412	1,493	2,315
Research and development expenses	—	—	4,053	4,053

	For the six months ended June 30, 2022
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	6,888	14,501	—	21,389

Adjusted EBITDA	2,571	2,719	(21,377)	(16,087)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	12	713	113	838
Additions to intangible assets	99	—	52	151

Other segment information
Depreciation and amortization	251	953	3,308	4,512
Research and development expenses	—	—	9,071	9,071

	For the six months ended June 30, 2021
in EUR k	Pharmaceutical	Diagnostics*	Corporate	Total
Total Revenues from contracts with external customers	6,429	12,573	—	19,002

Adjusted EBITDA	2,144	1,168	(21,563)	(18,251)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	9	234	419	662
Additions to intangible assets	563	—	1,172	1,735

Other segment information
Depreciation and amortization	824	818	3,032	4,674
Research and development expenses	—	—	8,388	8,388

	For the year ended December 31, 2021
in EUR k	Pharmaceutical	Diagnostics*	COVID-19*	Corporate	Total
Total Revenues from contracts with external customers	15,641	26,697	146,334	—	188,672

Adjusted EBITDA	4,843	2,952	20,903	(46,247)	(17,549)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	690	261	2,480	936	4,367
Additions to intangible assets	2,401	—	386	—	2,787

Other segment information
Depreciation and amortization	2,076	2,539	9,511	5,848	19,974
Research and development expenses	—	—	—	19,297	19,297

* Total Revenues from contracts with external customers have been revised for the second quarter and first half of 2021 and for the year ended December 31, 2021. Refer to Note 2 – Revision of previously issued financial statements.

Adjusted EBITDA

Adjustments to income/ loss include non-cash charges in relation to depreciation, amortization (including impairments), one-off costs (as defined below), share-based payments as well as net financial costs and income taxes. Certain costs, and related income, are not allocated to the reporting segment results and represent the residual operating activities of the Group reported as ‘Corporate’. These costs include general financing costs and corporate overheads related to, centralized functions such as communications, information technology, facilities, legal, finance and accounting, insurance (D&O), human resources, business development and strategic initiatives, certain professional and consulting services, procurement, research and development and other supporting activities.

“One-off costs” are related to the costs incurred for the process of obtaining the equity and debt financing which were not directly attributable to the Oxford Loan or issuance of shares. One-off costs primarily include legal and consulting fees. These costs were disclosed under corporate expenses for the first quarter of 2022. Management reassessed and classified the one-off costs as an adjustment item for the first half of 2022.

Decreases in corporate expenses for the second quarter and first half of 2022 are mainly due to decreases in personnel costs and implementation of cost saving measures.

Reconciliation of segment Adjusted EBITDA to Group loss before taxes from continuing operations

	For the three months ended June 30
in EUR k	2022	2021*
Reported segment Adjusted EBITDA	3,477	925
Corporate expenses	(9,413)	(9,543)
	(5,936)	(8,618)
Share-based payment income/(expenses)	(571)	(2,234)
Depreciation and amortization	(2,149)	(2,315)
One-off costs	(2,179)	—
Operating loss from continuing operations	(10,835)	(13,167)
Financial costs, net	(877)	(175)
Income tax expenses	(175)	(124)
Loss before taxes from continuing operations for the three months ended June 30	(11,887)	(13,466)

	For the six months ended June 30
in EUR k	2022	2021*
Reported segment Adjusted EBITDA	5,290	3,312
Corporate expenses	(21,377)	(21,563)
	(16,087)	(18,251)
Share-based payment income/(expenses)	1,386	(4,276)
Depreciation and amortization	(4,512)	(4,674)
One-off costs	(2,179)	—
Operating loss from continuing operations	(21,392)	(27,201)
Financial costs, net	(1,497)	(434)
Income tax expenses	(179)	(124)
Loss before taxes from continuing operations for the six months ended June 30	(23,068)	(27,759)

Reconciliation of segment Adjusted EBITDA to Group loss for the period

in EUR k	2021*	2020*	2019*
Reported segment Adjusted EBITDA	28,697	40,655	17,020
Corporate expenses	(46,247)	(39,918)	(22,949)
	(17,550)	737	(5,929)
Share-based payment income/(expenses)	(8,035)	(5,658)	(6,418)
Depreciation and amortization	(19,974)	(15,128)	(6,579)
Operating loss	(45,559)	(20,049)	(18,926)
Financial costs, net	(848)	(1,394)	(2,013)
Income tax expenses	24	(281)	(158)
Loss for the year	(46,383)	(21,724)	(21,097)

* Reported segment Adjusted EBITDA has been revised for the second quarter and first half of 2021 and for the years ended December 31, 2021, 2020 and 2019. Refer to Note 2 – Revision of previously issued financial statements.

Non-current asset locations

Non-current assets of the Group consist of right-of-use assets (under IFRS 16), property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of Centogene GmbH, except for property, plant and equipment of EUR 115k (December 31, 2021: EUR 147k) and right-of-use assets of EUR Nil (December 31, 2021: EUR 137k), which are located in the United States.

2 Revision of previously issued financial statements

During the preparation of unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022, the Group identified unadjusted differences related to certain property, plant and equipment and lease liabilities balances on the consolidated statement of financial position and cost of sales and other operating income amounts in the statements of comprehensive loss as of and for the year ended December 31, 2021.

During the preparation of the unaudited financial results for the second quarter ended June 30, 2022, the Group identified unadjusted differences related to revenue recognized and impairment losses for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 and trade receivables outstanding as of December 31, 2021, 2020 and 2019 for the Diagnostics segment.

The Group assessed the materiality of these unadjusted differences on the previously issued consolidated financial statements and concluded that the errors were not material to any period presented.

The Group revised the amounts presented for certain property, plant and equipment, lease liabilities, trade receivables and other liabilities balances on the consolidated statement of financial position and revenue, cost of sales, impairment of financial assets and other operating income amounts in the statements of comprehensive loss for the previous periods.

The impact of the revision on the previously issued financial statements is disclosed below.

The impact of the revisions on the consolidated statements of financial position as of March 31, 2022 and 2021, are as follows:

in EUR k	March 31 2022 (as previously reported)	March 31 2022 (revised)	March 31 2021 (as previously reported)	March 31 2021 (revised)
Non‑current assets	36,801	36,801	54,116	54,116
Trade receivables and contract assets	21,125	20,380	28,604	28,520
Current assets	71,301	70,556	91,318	91,234
Total Assets	108,102	107,357	145,434	145,350

Equity and liabilities
Retained earnings and other reserves	(114,120)	(115,927)	(67,691)	(68,455)
Equity	32,806	30,999	63,051	62,287

Other liabilities	-	-	-	680
Non‑current liabilities	46,598	46,598	26,050	26,730

Other liabilities	14,559	15,621	22,591	22,591
Current liabilities	28,698	29,760	56,333	56,333
Total Equity and Liabilities	108,102	107,357	145,434	145,350

The impact of the revisions on the consolidated statements of comprehensive income for the three months ended March 31, 2022 and 2021 are as follows:

in EUR k	For the three months ended March 31 2022 (as previously reported)	For the three months ended March 31 2022 (as revised)	For the three months ended March 31 2021 (as previously reported)	For the three months ended March 31 2021 (revised)
Revenue	10,327	10,191	9,981	9,793
Cost of sales	6,450	6,450	6,208	6,208
Gross profit	3,877	3,741	3,773	3,585
Research and development expenses	4,614	4,614	4,335	4,335
General administrative expenses	7,906	7,906	11,596	11,596
Selling expenses	2,394	2,394	1,949	1,949
Impairment of financial assets	154	116	95	71
Other operating income	733	733	366	366
Other operating expenses	1	1	34	34
Operating loss	(10,459)	(10,557)	(13,870)	(14,034)
Loss for the period from continuing operations	(11,083)	(11,180)	(14,129)	(14,293)
Net income from discontinued operations, net of tax	4,601	4,601	9,240	9,227
Loss for the period	(6,482)	(6,579)	(4,889)	(5,066)
Total comprehensive loss	(6,388)	(6,485)	(4,768)	(4,945)
Loss per share- Basic and diluted (in EUR)	(0.28)	(0.28)	(0.22)	(0.23)

The impact of the revisions on the consolidated statements of financial position as of June 30, 2021 are as follows:

in EUR k	June 30, 2021 (as previously reported)	June 30, 2021 (as revised)
Non‑current assets	52,171	52,171
Trade receivables and contract assets	18,490	18,204
Current assets	68,615	68,329
Total Assets	120,786	120,500

Equity and liabilities
Retained earnings and other reserves	(75,913)	(77,015)
Equity	57,074	55,972

Other liabilities	-	816
Non‑current liabilities	25,295	26,111

Current liabilities	38,417	38,417
Total Equity and Liabilities	120,786	120,500

The impact of the revisions on the consolidated statements of comprehensive income for the three and six months ended June 30, 2021 are as follows:

in EUR k	For the three months ended June 30, 2021 (as previously reported - including Discontinued Operations)	For the three months ended June 30, 2021 (as revised)	For the six months ended June 30, 2021 (as previously reported - including Discontinued Operations)	For the six months ended June 30, 2021 (as revised)
Revenue	9,546	9,209	19,527	19,002
Cost of sales	6,617	6,617	12,825	12,825
Gross profit	2,929	2,592	6,702	6,177
Research and development expenses	4,053	4,053	8,388	8,388
General administrative expenses	10,494	10,494	22,090	22,090
Selling expenses	1,942	1,942	3,891	3,891
Impairment of financial assets	580	544	675	615
Other operating income	1,276	1,276	1,642	1,642
Other operating expenses	2	2	36	36
Operating loss	(12,866)	(13,167)	(26,736)	(27,201)
Loss for the period from continuing operations	(13,165)	(13,466)	(27,294)	(27,759)
Net income from discontinued operations, net of tax	5,145	5,110	14,385	14,338
Loss for the period	(8,020)	(8,356)	(12,909)	(13,421)
Total comprehensive loss	(8,211)	(8,547)	(12,979)	(13,491)
Net loss per share- Basic and diluted (in EUR)	(0.37)	(0.38)	(0.58)	(0.60)

The impact of the revisions on the consolidated statements of financial position as of September 30, 2021 are as follows:

in EUR k	September 30, 2021 (as previously reported)	September 30, 2021 (as revised)
Non‑current assets	45,781	45,781
Trade receivables and contract assets	13,907	13,444
Current assets	50,409	49,946
Total Assets	96,190	95,727

Equity and liabilities
Retained earnings and other reserves	(97,523)	(98,925)
Equity	37,376	35,974

Other liabilities	-	939
Non‑current liabilities	24,136	25,075

Current liabilities	34,678	34,678
Total Equity and Liabilities	96,190	95,727

The impact of the revisions on the consolidated statements of comprehensive income for the three and nine months ended September 30, 2021 are as follows:

in EUR k	For the three months ended September 30, 2021 (as previously reported - including Discontinued Operations)	For the three months ended September 30, 2021 (as revised)	For the nine months ended September 30, 2021 (as previously reported - including Discontinued Operations)	For the nine months ended September 30, 2021 (as revised)
Revenue	9,993	9,661	29,520	28,663
Cost of sales	6,828	6,828	19,653	19,653
Gross profit	3,165	2,833	9,867	9,010
Research and development expenses	3,821	3,821	12,209	12,209
General administrative expenses	10,406	10,406	32,496	32,496
Selling expenses	2,206	2,206	6,097	6,097
Impairment of financial assets	502	471	1,177	1,086
Other operating income	1,011	1,011	2,653	2,653
Other operating expenses	-	-	36	36
Operating loss	(12,759)	(13,060)	(39,495)	(40,261)
Loss for the period from continuing operations	(13,057)	(13,358)	(40,351)	(41,117)
Net income from discontinued operations, net of tax	(8,587)	(8,587)	5,798	5,751
Loss for the period	(21,644)	(21,945)	(34,553)	(35,366)
Total comprehensive loss	(21,558)	(21,859)	(34,537)	(35,350)
Net loss per share- Basic and diluted (in EUR)	(0.96)	(0.97)	(1.55)	(1.58)

The impact of the revisions on the consolidated statements of financial position as of December 31, 2021, 2020 and 2019, are as follows:

in EUR k	Dec 31, 2021 (as previously reported)	Dec 31, 2021 (as revised)	Dec 31, 2020 (as previously reported)	Dec 31, 2020 (as revised)	Dec 31, 2019 (as previously reported)	Dec 31, 2019 (as revised)
Non‑current assets	40,534	40,534	53,084	53,084	49,401	49,401

Trade receivables and contract assets	24,337	23,646	29,199	29,250	16,593	16,554
Current assets	51,477	50,786	97,046	97,097	68,109	68,070
Total Assets	92,011	91,320	150,130	150,181	117,510	117,471

Equity and liabilities
Issued capital	2,708	2,708	2,654	2,654	2,383	2,383
Capital reserve	133,897	133,897	125,916	125,916	98,099	98,099
Retained earnings and other reserves	(107,705)	(109,414)	(62,888)	(63,477)	(40,622)	(40,865)
Non‑controlling interests	193	193	95	95	(938)	(938)
Equity	29,093	27,384	65,777	65,188	58,922	58,679

Other liabilities	-	1,018	-	640	-	204
Non‑current liabilities	23,501	24,519	27,235	27,875	29,588	29,792

Current liabilities	39,417	39,417	57,118	57,118	29,000	29,000
Total Equity and Liabilities	92,011	91,320	150,130	150,181	117,510	117,471

The impact of the revisions on the consolidated statements of comprehensive income for the years ended December 31, 2021, 2020, and 2019 are as follows:

in EUR k	Dec 31, 2021 (as previously reported)	Dec 31, 2021 (as revised)	Dec 31, 2020 (as previously reported)	Dec 31, 2020 (as revised)	Dec 31, 2019 (as previously reported)	Dec 31, 2019 (as revised)
Revenue	189,923	188,672	128,381	127,679	48,780	48,538
Cost of sales	160,448	160,448	83,437	83,437	26,005	26,005
Gross profit	29,475	28,224	44,944	44,242	22,775	22,533
Research and development expenses	19,297	19,297	14,935	14,935	9,590	9,590
General administrative expenses	46,739	46,739	40,160	40,160	23,160	23,160
Selling expenses	9,860	9,860	8,026	8,026	9,254	9,254
Impairment of financial assets	1,140	1,009	3,738	3,382	752	752
Other operating income	3,209	3,209	2,394	2,394	3,781	3,781
Other operating expenses	86	86	182	182	1,284	1,284
Real estate transfer tax expenses	-	-	-	-	1,200	1,200
Operating loss	(44,438)	(45,558)	(19,703)	(20,049)	(18,684)	(18,926)
Loss for the year	(45,262)	(46,382)	(21,378)	(21,724)	(20,855)	(21,097)
Total comprehensive loss	(44,719)	(45,839)	(21,426)	(21,772)	(20,839)	(21,081)
Loss per share- Basic and diluted (in EUR)	(1.98)	(2.04)	(1.02)	(1.04)	(1.27)	(1.28)

The revisions above have no impact on the changes in cash, cash equivalents and net cash flows in operating, investing, and financing activities within the consolidated statements of cash flows for all periods presented.

However, the revision will result in cash outflows in the amount of € 910 thousand subsequent to the release date of this financial information.

The impact of the revisions on the consolidated statements of cash flows as of June 30, 2021 are as follows:

	For the six months ended June 30
	2021	2021 (Revised)
Operating activities

Loss before taxes from continuing operations	(27,170)	(27,635)
Income before taxes from discontinued operations	14,385	14,338
Loss before taxes	(12,785)	(13,297)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	6,670	6,670
Interest expense	471	471
Expected credit loss allowances on trade receivables and contract assets	675	675
Gain on revaluation of credit loss allowance on trade receivables and contract assets	—	—
Gain on disposal of property, plant and equipment	—	—
Share‑based payment (true up)/ expenses	4,276	4,276
Tax expense	124	124
Other non‑cash items	126	126

Changes in operating assets and liabilities
Inventories	2,124	2,124
Trade receivables and contract assets	10,034	10,370
Other assets	328	328
Trade payables	(17,722)	(17,722)
Other liabilities	(2,151)	(1,975)

Thereof cash flow (used in) continuing operating activities	(16,650)	(16,603)
Thereof cash flow from discontinued operating activities	8,820	8,773
Net cash flow (used in) operating activities	(7,830)	(7,830)

Investing activities
Cash flow received/ (used in) investing activities	(4,785)	(4,785)

Financing activities
Net cash flow from/ (used in) financing activities	(761)	(761)

Changes in cash and cash equivalents	(13,376)	(13,376)
Cash and cash equivalents at the beginning of the period	48,156	48,156
Cash and cash equivalents at the end of the period	34,780	34,780